                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(MARK ONE)


/X/      ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
         THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003


                                       OR

/ /      TRANSITION REPORT PURSUANT TO SECTION 15(D)
         OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  FOR THE TRANSITION PERIOD FROM _____ TO _____

                        COMMISSION FILE NUMBER 000-23157

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  A. C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         A. C. MOORE ARTS & CRAFTS, INC.
                              500 UNIVERSITY COURT
                               BLACKWOOD, NJ 08012

                   A. C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN

In 1999, A. C. Moore Arts & Crafts, Inc. (the "Employer" or the "Company") established the A. C. Moore Arts & Crafts, Inc. 401(k) Plan (the "Plan"). The name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office is A. C. Moore Arts & Craft, Inc.,
500 University Court, Blackwood, NJ 08012.

Contributions Under the Plan. Employees may elect to contribute up to 20 percent of their annual compensation, subject to IRS limitations. The Company made a matching contribution of 25 percent of the first 6 percent of the employee compensation contributed as an elective deferral subject to a maximum of $1,500 for 2003.

Administration of the Plan. An officer of the Company at its principal executive office administers the Plan. Certain administrative functions may be delegated to employees of the Company. Officers and employees do not receive compensation from the Plan.

Custodian of Investments. The assets of the Plan are held in trust and managed by the Plan's trustee Frontier Trust Company. BISYS Plan Services provides record keeping services for the Plan's trustee.

Reports to Participating Employees: Each participant in the Plan receives quarterly statements of their accounts each plan year.

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.


                              A. C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN

Date: June 28, 2004                 By: /s/ LORI LUCENTE-MCKEAGE
                                        -------------------------------
                                        Lori Lucente-McKeage
                                        Administrator

                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8) and related Prospectus pertaining to A. C. Moore Arts & Crafts, Inc. 401(k) Plan of our report dated June 4, 2004, with respect to the financial statements and supplementary schedule of the A. C. Moore Arts & Crafts, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.


                                        /s/ STOCKTON BATES, LLP
                                        ---------------------------
                                            Stockton Bates, LLP


Philadelphia, Pennsylvania
June 4, 2004

                                  CERTIFICATION

         The undersigned hereby certifies, for the purposes of Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in her capacity as an administrator of the A. C. Moore Arts & Crafts, Inc. 401(k) Plan (the "Plan"), that, to her knowledge, the Annual Report for the Plan on Form 11-K for the period ended December 31, 2003, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects the net assets available for benefits and changes in net assets available for benefits of the Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 11-K. A signed original of this statement has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.



Date:    June 28, 2004                     By: /s/ Lori Lucente-McKeage
                                               -----------------------------
                                                   Lori Lucente-McKeage
                                                   VP and Treasurer

                                   A.C. MOORE
                               ARTS & CRAFTS, INC.
                                   401(K) PLAN

                              Financial Statements

                                December 31, 2003

A.C. MOORE ARTS & CRAFTS, INC.
401(K) PLAN
DECEMBER 31, 2003




                                    CONTENTS





                                                                         PAGE
                                                                         ----


INDEPENDENT AUDITORS' REPORT                                              1


FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Benefits
      as of December 31, 2003 and 2002                                    2


   Statement of Changes in Net Assets Available for Benefits
      for the Year Ended December 31, 2003                                3


   Notes to Financial Statements                                        4 - 7


SUPPLEMENTARY INFORMATION:

   Schedule of Assets Held for Investment Purposes
      as of December 31, 2003                                             8

                          INDEPENDENT AUDITORS' REPORT


 TO THE TRUSTEES
 A.C. MOORE ARTS & CRAFTS, INC.
 401(K) PLAN
 BLACKWOOD, NEW JERSEY

         We have audited the accompanying statements of net assets available for benefits of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

         Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year included on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       STOCKTON BATES, LLP

                                           CERTIFIED PUBLIC ACCOUNTANTS

 PHILADELPHIA, PENNSYLVANIA

 JUNE 4, 2004

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

                   Statement Of Net Assets Available For Benefits


December 31:                                                                                      2003               2002
============================================================================================================================

ASSETS:

   Cash                                                                                            $ 1,695           $ 23,025
------------------------------------------------------------------------------------------------------------------------------


   Investments, at fair value:

      Corporate stocks - common                                                                  2,867,496          2,108,410
      Common/collective trusts                                                                   1,315,775            699,079
      Registered investment companies                                                            4,906,296          2,690,934
      Participant loans                                                                            281,328            213,203
------------------------------------------------------------------------------------------------------------------------------

                    Total investments                                                            9,370,895          5,711,626


   Receivables:

      Employer contributions                                                                         4,784              3,983
      Participants' contributions                                                                   29,306             25,395
------------------------------------------------------------------------------------------------------------------------------

                                                                                                    34,090             29,378
------------------------------------------------------------------------------------------------------------------------------

                    Total assets                                                                 9,406,680          5,764,029



LIABILITIES                                                                                              -                  -
------------------------------------------------------------------------------------------------------------------------------


NET ASSETS AVAILABLE FOR BENEFITS                                                              $ 9,406,680         $5,764,029
==============================================================================================================================



                             See Accompanying Notes

A.C. Moore Arts & Crafts, Inc.
401(k) Plan

            Statement Of Changes In Net Assets Available For Benefits

Year Ended December 31, 2003:
============================================================================================================================

ADDITIONS:

   Additions to net assets attributable to:

      Investment income:
         Net appreciation in fair value of investments (See Note 4)                                             $ 2,219,294
         Interest and dividends                                                                                      98,299
----------------------------------------------------------------------------------------------------------------------------

                                                                                                                  2,317,593

      Contributions:
         Employer                                                                                                   309,316
         Participants                                                                                             1,973,453
----------------------------------------------------------------------------------------------------------------------------

                                                                                                                  2,282,769
----------------------------------------------------------------------------------------------------------------------------

                  Total additions                                                                                 4,600,362


DEDUCTIONS:

   Deductions from net assets attributed to:

      Benefits paid to participants                                                                                 957,711
----------------------------------------------------------------------------------------------------------------------------

                  Total deductions                                                                                  957,711
----------------------------------------------------------------------------------------------------------------------------

                  Net increase                                                                                    3,642,651


NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of year                                                                                              5,764,029
----------------------------------------------------------------------------------------------------------------------------


   End of year                                                                                                  $ 9,406,680
============================================================================================================================


                                 See Accompanying Notes

A.C. MOORE ARTS & CRAFTS, INC.
401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


1.   DESCRIPTION OF PLAN:

               The following description of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

               The A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the Plan) was established in 1999 by A.C. Moore Arts & Crafts, Inc. (the Company) to provide for retirement income and financial protection in the event of death or retirement of covered employees and to provide for the financial protection and compensation of employees in the event of permanent disability. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Substantially all administrative expenses are paid directly by the Company.

               All employees of the employer and participating affiliates who are at least 21 years of age and have completed 1/4 year of service are eligible to participate in this Plan, except non-resident aliens, and employees who are members of a union who bargained separately for retirement benefits during negotiations. Employees will become a participant in the Plan on the entry date coincident with or next following the date they meet the participation requirements. The entry dates for the Plan are the first day of each month.

               Participants may elect to contribute up to 20 percent of their annual compensation, subject to IRS limitations. The Company made a matching contribution of 25 percent of the first 6 percent of the employee compensation contributed as an elective deferral subject to a maximum of $1,500 for 2003.

               Each participant's account is credited with the participant's and employer's contribution and related plan earnings, transfer contributions and rollovers. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

               BISYS Plan Services provides record keeping services for the Plan's Trustee, Frontier Trust Company, FSB. The employees' and employer's contributions were deposited in a fund held by the Trustee during the year.

               Participants may direct the investment of their account balances among alternative investment funds provided under the Plan.

               Participants are immediately vested in their voluntary contributions and any transfers or rollovers plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100 percent vested after 3 years of credited service.

               On termination of service, the normal form of payment to a participant is a lump sum. An optional form of payment is installments payable in cash or in kind, or part cash and part in kind over a period not to exceed the participant's expected lifetime, or the joint future lifetime of the participant and spouse.

A.C. MOORE ARTS & CRAFTS, INC.
401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

               BASIS OF ACCOUNTING:

               The accompanying financial statements have been prepared on the accrual basis of accounting.

               VALUATION OF INVESTMENTS:

               The Plan's investments at December 31, 2003 consist of shares in pooled investment funds and common stock of A.C. Moore Arts & Crafts, Inc. (plan sponsor) held and managed by Frontier Trust Company, FSB. Security transactions in these funds and common stock are recorded on a trade date basis. The value of the funds and common stock fluctuate to reflect the fair market values of the securities held in these funds.

               USE OF ESTIMATES:

               Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

               FORFEITURES:

               Employer contributions for the years ended December 31, 2003 and 2002 were reduced by $26,289 and $8,716, respectively, from forfeited non-vested accounts. At December 31, 2003 forfeited non-vested accounts totaled $23,465.

               LOANS:

               Loans are available to all participants in the Plan on a uniform and nondiscriminatory basis. Loans must bear a reasonable rate of interest and be adequately secured. A participant may borrow any amount up to 50% of their vested account balance, subject to a maximum of $50,000 minus their highest outstanding loan amount during the prior twelve months. Repayment of a loan must be made at least quarterly, on an after-tax basis, in level payments of principal and interest, and repaid within five years, except for the purchase of a primary residence.


3.   TAX STATUS:

               The Plan has not yet received a determination letter. However, the plan's administrator and advisors believe that the plan and trust are currently designed and are operating in compliance with the applicable sections of the Internal Revenue Code. Therefore, they believe that the plan was qualified and the related trust was tax exempt as of the financial statement date.

A.C. MOORE ARTS & CRAFTS, INC.
401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


4.   INVESTMENTS:

               Investments that represents 5% or more of fair value of the Plan's net assets are as follows:

               December 31:                                        2003            2002
               ---------------------------------------------------------------------------
               A.C. Moore Arts & Crafts, Inc.                   $2,867,496      $2,108,410
               ML Retirement Preservation Trust                  1,315,775         699,079
               ML Bond Fund Intermediate Term Class A              882,591         565,755
               Massachusetts Investors Growth Stock Fund         1,025,664         617,291
               ML Basic Value Fund Class A                         862,080         483,736
               State Street Research Aurora Fund                 1,283,123         585,830

               During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,219,294 as follows:

               Registered investment companies                  $  902,412
               Common stock                                      1,316,882
               -----------------------------------------------------------

                                                                $2,219,294
               ===========================================================

5.   RISKS AND UNCERTAINTIES:

               The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

6.   PLAN TERMINATION:

               Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100 percent vested in their accounts.

A.C. MOORE ARTS & CRAFTS, INC.
401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003



7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

               A reconciliation of net assets available for benefits as reported on the financial statements to that reported on the Form 5500 follows:

               December 31:                                                           2003                 2002
               ----------------------------------------------------------------------------------------------------
                  Net assets available for benefits
                     per the financial statements                                    $9,406,680         $5,764,029

                  Receivable employer contributions                                      (4,784)            (3,983)

                  Receivable participants' contributions                                (29,306)           (25,395)
               ----------------------------------------------------------------------------------------------------

                      NET ASSETS AVAILABLE FOR BENEFITS,
                         PER FORM 5500                                               $9,372,590         $5,734,651
               ====================================================================================================

               A reconciliation of net increase in net assets available for benefits as reported on the financial statements to that reported on Form 5500 follows:

               Year Ended December 31, 2003:
               --------------------------------------------------------------------------------
                  Net increase in net assets available for
                     benefits per the financial statements                           $3,642,651

                  Difference in employer contributions                                     (801)

                  Difference in participants' contributions                              (3,911)
               --------------------------------------------------------------------------------

                      NET INCREASE IN NET ASSETS
                         AVAILABLE FOR BENEFITS,
                         PER FORM 5500                                               $3,637,939
               ================================================================================

               The above differences are attributable to the financial statements being reported on the accrual basis of accounting, while certain items on Form 5500 are being reported on the cash basis, namely contributions. In addition, unrealized appreciation (depreciation) and dividend income are combined for Form 5500 reporting purposes.


8.   SUBSEQUENT EVENT:

               In 2004, the Plan was amended whereby participants may elect to contribute up to 100% of their annual compensation, subject to IRS limitations.

                            SUPPLEMENTARY INFORMATION

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Plan 001  EI# 22-3527763
Attached to Form 5500, Schedule H, Part IV, (i)

                Schedule of Assets Held for Investment Purposes At End of Year

December 31, 2003:
===============================================================================================================================

   (a)    (b)                                                                                                             (e)
                                                                                                  Par Value/        Market
           Identity of Issue                                                                        Units           Value
-------------------------------------------------------------------------------------------------------------------------------
            (c) Description of Investment

            Common Stock:

                A.C. Moore Arts & Crafts, Inc.                                                     1,702,834.0     $ 2,867,496
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     2,867,496
-------------------------------------------------------------------------------------------------------------------------------

            Common/Collective Trusts:

                ML Retirement Preservation Trust                                                   1,315,775.4       1,315,775
-------------------------------------------------------------------------------------------------------------------------------

            Registered Investment Companies:

                ML International Equity Fund Class A                                                  28,321.0         240,614
                ML Basic Value Fund Class A                                                           28,302.0         862,080
                ML Bond Fund Intermediate Term Class A                                                33,918.9         882,591
                Massachusetts Investors Growth Stock Fund                                             90,606.3       1,025,664
                ML S&P 500 Index Fund Class C                                                            385.3           5,255
                PIMCO Innovation Fund Class A                                                         10,964.2         186,939
                State Street Research Aurora Fund                                                     33,232.9       1,283,123
                Evergreen Health Care Fund Class A                                                        10.9             199
                ML S&P 500 Index Fund Class I                                                         30,547.0         416,661
                Stock Pending Settlement Fund                                                              N/A           3,170
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                                     4,906,296
-------------------------------------------------------------------------------------------------------------------------------

            Participant Loans (98 loans at interest ranging from 4.25% to 10.5%):

                Loan Fund                                                                                  N/A         281,328
-------------------------------------------------------------------------------------------------------------------------------


                          TOTAL                                                                                    $ 9,370,895
===============================================================================================================================